UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No._3)*

ARI NETWORK SERVICES, Inc.

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(Name of Issuer)

Common Stock, $0.001 par value

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(Title of Class of Securities)

001930205

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(CUSIP Number)

February 10, 2011

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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)

      |x|   Rule 13d-1(c)

      |_|   Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001930205                 13G                    Page 2 of 5 Pages

_________________________________________________________________________________

1.    NAME OF REPORTING PERSONS

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Peter H. Kamin

Peter H. Kamin Childrens Trust – 04-6829284

Peter H. Kamin P/S/P

Peter H. Kamin Family Foundation – 04-3398587

3K Limited Partnership

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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  [_]

                                                                 (b)  [_]

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3.    SEC USE ONLY

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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

Peter H. Kamin – US Citizen

Peter H. Kamin Childrens Trust – Massachusetts

Peter H. Kamin P/S/P – Massachusetts

Peter H. Kamin Family Foundation – Massachusetts

3K Limited Partnership – Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER Peter H. Kamin – 327,240 Peter H. Kamin Childrens Trust – 151,900 Peter H. Kamin P/S/P – 125,840 Peter H. Kamin Family Foundation – 30,700 3K Limited Partnership – 35,970
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER Peter H. Kamin – 327,240 Peter H. Kamin Childrens Trust – 151,900 Peter H. Kamin P/S/P – 125,840 Peter H. Kamin Family Foundation – 30,700 3K Limited Partnership – 35,970
8. SHARED DISPOSITIVE POWER 0

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      671,650

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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      8.6%

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12.   TYPE OF REPORTING PERSON*

      IN

_________________________________________________________________________________

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 001930205                 13G                    Page 3 of 5 Pages

Item 1(a).  Name of Issuer:

ARI Network Services, Inc.

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Item 1(b).  Address of Issuer's Principal Executive Offices:

10850 West Park Place, Suite 1200

Milwaukee, WI 53224

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Item 2(a).  Name of Person Filing:

Peter H. Kamin

Peter H. Kamin Childrens Trust

Peter H. Kamin P/S/P

Peter H. Kamin Family Foundation

3K Limited Partnership

            ____________________________________________________________________

Item 2(b).  Address of Principal Business Office, or if None, Residence:

One Avery Street, 17B, Boston, MA  02111

            ____________________________________________________________________

Item 2(c).  Citizenship:

Mr. Kamin is a US citizen. The 3K Limited Partnership is organized under Delaware Law. The other reporting entities are organized under Massachusetts law.

            ____________________________________________________________________

Item 2(d).  Title of Class of Securities:

Common Stock, $0.001 par value (the “Common Stock”)

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Item 2(e).  CUSIP Number:

001930205

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Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

The person is not listed in Items 3 (a) through 3 (j)

CUSIP No. 001930205                 13G                    Page 4 of 5 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Mr. Kamin is the owner of 671,650 shares of Common Stock.

Mr. Kamin beneficially owns 671,650 shares of Common Stock, which represents approximately 8.6% of the shares of Common Stock issued and outstanding.  This percentage is determined by dividing the number of shares beneficially held by Mr. Kamin by 7,785,585, the number of shares of Common Stock issued and outstanding as of October 30, 2010, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on December 15, 2010.

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(b)	Percent of class:

Mr. Kamin may direct the vote and disposition of 671,650 shares of Common Stock.

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Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

Inapplicable

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Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable

          _____________________________________________________________________

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Inapplicable

          _____________________________________________________________________

Item 8.  Identification and Classification of Members of the Group.

Inapplicable

          _____________________________________________________________________

Item 9.  Notice of Dissolution of Group.

Inapplicable

          _____________________________________________________________________

CUSIP No. 001930205                 13G                    Page 5 of 5 Pages

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2011
(Date)

/s/ Peter H. Kamin
(Signature)